

September 12, 2014

Via E-mail
Mr. Yuen Ching Ho
Chief Financial Officer
Nova LifeStyle, Inc.
6565 E. Washington Blvd.
Commerce, CA 90040

> **Re: Nova LifeStyle, Inc.**
> **Form 10-K**
> **Filed March 31, 2014**
> **File No. 1-36259**

Dear Mr. Ho:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Management's Discussion and Analysis, page 35

1. You state on page 36 that Ding Nuo was established "mainly for engaging in business with IKEA." Please tell us and revise future filings to the extent material to describe the relationship with IKEA and to disclose the terms of any material agreements with them. Tell us whether you have recognized revenues from IKEA for the periods presented.

2. In the discussion of sales to China on page 39, you state that "We expect this trend to reverse itself in the near future." However, based on the surrounding disclosures, it is not clear to what trend you are referring. We note the same sentence included in the first and second quarter of 2014 Forms 10-Q. Please explain and revise future filings accordingly.

Critical Accounting Policies, page 37

3. Please revise your disclosure in future filings to disclose whether your sales policy allows for the return of your products. If so, disclose how such returns are accounted for and quantify sales returns for the periods presented or otherwise disclose whether such returns have historically been material.

Liquidity and Capital Resources, page 41

4. We note accounts receivable, net is your biggest asset in all periods and that the change in this balance has a significant impact on operating cash flows. Therefore, please revise future filings, beginning with your September 30, 2014 Form 10-Q, to quantify accounts receivable turnover, days sales outstanding and inventory turnover, as you have done in the risk factor on page 19, within the discussion of operating cash flows. Explain significant variances in each of these measures.

5. Please revise future filings to quantify the amount available for borrowing on each of your existing lines of credit as of the balance sheet date, without violating any of the related covenants. Refer to Section 501.03 of the Financial Reporting Codification.

Controls and Procedures, page 44

6. Please identify the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K. Please confirm to us that management has concluded that internal control over financial reporting as of December 31, 2013 was not effective. Refer to Item 308(a)(3) of Regulation S-K. Please ensure that future filings follow all the requirements in this Item.

7. Please tell us who prepares your US GAAP financial statements and describe the US GAAP training and experience of this person. In this regard, you may describe: i) the relevant education and ongoing training he or she has had relating to U.S. GAAP; ii) the nature of his or her contractual or other relationship to you; iii) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and iv) his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

8. Please tell us how you followed the guidance in Rule 2-01(c)(4) of Regulation S-X. Please identify the "U.S. accounting firm" referenced in the risk factor on page 23 and describe for us the specific nature of those services.

9. Please tell us how you considered the disclosure requirement in Item 14(6) of the Form 10-K.

Note 11 – Income Taxes and Other Taxes (Receivable) Payable, page F-22

10. We note that "ASC 740-10 Uncertain Tax Position" had a material impact on your tax rate reconciliation provided on page F-23. We note from page F-13 that the "significant uncertain tax position arose from the transfer pricing between Nova Dongguan and Nova Macao, wherein the Company determined that the gross profit generated by Nova Dongguan from sales to Nova Macao was materially different from profits generated from sales to third parties." Please explain how the amounts included in the table on page F-14 are reflected in the reconciliation on page F-23. Please explain whether internal gross profits were greater or less than third party profits and for how long you have determined this issue has been occurring.

Form 10-Q for the period ended June 30, 2014

Note 15 – Stockholders' Equity, page 18

11. We note the Series A, Series B, Series C and Placement Agent Warrants issued in connection with the April 14, 2014 Securities Purchase Agreement. Please provide us with your analysis pursuant to ASC 815-40-25 for classifying these warrants as liabilities. In this regard, it appears that the warrants require physical settlement and that the settlement provision that adjusts the strike price if new equity is issued at a later date below the strike price is within the Company's control.

Liquidity and Capital Resources, page 30

12. We note that of gross accounts receivable at June 30, 2014, March 31, 2014 and December 31, 2013, the amount with aging within 90 days was 27%, 38% and 80%, respectively, as of those dates. Please explain to us the significant deterioration in aging subsequent to December 31, 2013 and clarify whether there were any changes in credit terms or revenue recognition policies during these periods. Explain how you determined that your allowance for doubtful accounts was adequate at each of the above dates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief